CYBERDEFENDER
12121 WILSHIRE BOULEVARD, SUITE 350
LOS ANGELES, CALIFORNIA 90025

May 7, 2007

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	CyberDefender Corporation
Form SB-2 filed on November 3, 2006
Amendment No. 2 to Form SB-2 filed on March 30, 2007
File No. 333-138430

Dear Ms. Jacobs:

This letter is in response to your letter dated April 20, 2007 regarding the SB-2 Registration Statement (the “Registration Statement”) filed by CyberDefender Corporation, as amended by Pre-Effective Amendment No. 2. We are also filing Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment”) with this letter.

General

1.    We note that you have not included in the price range as yet. Please be advised that the preliminary prospectus may not be used until the price range has been disclosed.

We have revised the cover page of the prospectus to include the price range.

2.    We note that you have filed with this amendment a Consent and Waiver agreement dated March 23, 2007 with a majority of the debenture holders whereby the debenture holders, among other things, waive certain rights relating to liquidated damages and consent to the issuance of damages shares in lieu of cash for liquidated damages as well to the issuance of Oceana shares and placement warrants. What consideration did you give to including a recent events section that provides a materially complete discussion of the consent and waiver agreement and its impact on the company?

We have revised the Summary to include information about the Consent and Waiver agreement and we have also included the discussion in Management’s Discussion and Analysis or Plan of Operation under the title “Recent Events”. Please see pages 3 and 24.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
May 7, 2007

Risk Factors

As of December 31, 2006 we had $549,681 in cash . . . page 4

3.    We note your disclosure in risk factors on page 4 indicating that you will need an additional $1,500,000 in order to meet your financial obligations for a period of 12 months whereas the disclosure in Management’s Discussion and Analysis states that the amount needed to complete the next 12 months is at least $2 million, including the amount to pay additional costs related to being a public company. Does the $500,000 include the costs associated with this registration statement? Please clarify.

Since we filed Pre-Effective Amendment No. 2, we undertook an offering of 7.41% Senior Secured Notes through which we have raised $375,000 to date and we have begun earning revenues from the sale of our new product. We have also decided to scale back our marketing and engineering plans for the next 12 months, which resulted in a significant decrease in the amount of money we believe we need to continue our operations over that period. We have modified this risk factor to reflect these changes. We have also modified the discussion in Management’s Discussion and Analysis or Plan of Operation to conform to our revised projections. Please see pages 4 and 23.

Executive Compensation

Summary Compensation Table, page 35

4.    Please explain the discrepancies between the payment amounts disclosed for 2005 in amendment No. 1 and amendment No. 2. For instance, the amounts indicated in the salary and bonus columns for Mr. Guseinov vary considerably from what is presented for the same year in amendment No. 2. Please advise or revise as appropriate.

The summary compensation table in Pre-Effective Amendment No. 2 is correct and has been carried over into this Amendment. The discrepancies from the summary compensation table in our original filing and in Pre-Effective Amendment No. 1 were due to inaccurate assumptions and calculations made by the employee responsible for providing the information.

5.    Please refer to prior comment 14. While you stated that you have reclassified amounts relating to loan forgiveness to salary, these amounts have been included under the “All Other Compensation” column. Please see Item 402(b)(2)(ix) of Regulation S-B. We also note that you classified the amounts paid to Mr. Eckelberry in footnote 9 under “All Other Compensation.” Please advise or revise.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
May 7, 2007

We have revised footnotes 2, 3 and 6 to the Summary Compensation Table to indicate that the advances have been included as compensation rather than salary. Please see pages 42 and 43. We believe that the disclosure in footnote 9 is correct according to Item 402(b)(2)(ix)(D) which requires us to disclose “[t]he amount paid or accrued to any named executive officer pursuant to a plan or arrangement in connection with any termination, including without limitation through retirement, resignation, severance or constructive termination . . . of such executive officer’s employment with the small business issuer . . . .” The amendment to Mr. Eckelberry’s employment agreement was in the nature of a severance agreement. It was entered into for the purpose of reducing the term of the agreement, which was originally scheduled to expire on December 31, 2008, to December 31, 2006. In order to obtain Mr. Eckelberry’s consent to the term reduction, we paid him the consideration disclosed in the “All Other Compensation” column. We have revised footnote 9 to indicate that the compensation was paid for Mr. Eckelberry’s agreement to change the termination date.

Signatures

6.    Please ensure that the new director, John La Valle, signs the registration statement or files a consent pursuant to Rule 436.

Mr. La Valle has signed the Amendment.

Financial Statements

7.    Please refer to prior comment 19. As previously requested, revise the filing to clarify the Company’s accounting for deferred processing costs. Your revised disclosure should include the basis for deferring these costs in accordance with GAAP and how you record refunds of these costs that are received in connection with chargebacks and returns.

We have revised the disclosure as you requested. Please see page 20 of the prospectus and page F-11 of the financial statements.

8.    Please refer to prior comments 21 and 22. Clarify for us when you begin recognizing revenue for your subscription arrangements. Based on your response to prior comment number 21, it appears that this occurs upon delivery of your software. However, it is unclear whether you begin recognizing revenue for each arrangement on the delivery date for each individual contract or if you aggregate subscriptions entered into during a time frame (e.g., monthly) and begin recognizing revenue related to the group of contracts on a particular day. We believe that more clarity is needed due to your statement that your third party processor submits a net payment to you on a monthly basis and that payment is recorded as deferred revenue and recognized ratably over a 12-month period. If you begin recognizing revenue using such an aggregation convention, tell us how you determined that the revenue recognized each period is equivalent to that which would be recognized if each contract was recognized based on its individual delivery date.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
May 7, 2007

We begin recognizing revenue in batches on a monthly basis, based upon notification from our third party processor, which approximates one year from the date of original purchase. Our paying subscriber base exceeded approximately 50,000 subscribers with an average of 4,500 subscribers renewing their subscriptions in any given month. As such, we have determined that it is more efficient for us and for our third party processor to aggregate all renewals in a month and charge the batch of customers whose software license is up for renewal once per month. We have determined that there is no material difference in recognizing revenues on a monthly basis rather than a daily basis, due to our policy of deferring revenues and recognizing them over the 12 month license period.

The table below illustrates how customers are charged for their original purchase and how they are batched in one billing batch for renewals.

				Month
Original				Revenue
License		Purchase	License	Recognized on
Customer Purchase Date		Price	Renewal Date	Renewal
A	4/2/07	$39.99	4/14/2008	May-08
B	4/15/07	$39.99	4/14/2008	May-08
C	4/23/07	$39.99	4/14/2008	May-08

We believe that our historical new customer sales and renewals offer a consistent basis for recognizing our revenue on a monthly, rather than daily basis. All renewals are invoiced at the mid-point of the month of renewal and revenue begins to be recognized in the subsequent month.

9.    We note that your subscription arrangements include a provision that allows customers to return your product or dispute the charge. This type of subjective provision is a right-of-return that must be evaluated in accordance with SFAS 48. Revenue can only be recognized prior to expiration of the return rights if, among other things, the amount of future returns can be reasonably estimated. If this criterion is met, revenue must be reduced for estimated future returns. It is unclear how you have applied this literature considering that you record chargebacks as they occur and do not appear to estimate the future returns. Further, it is unclear whether you would be able to estimate returns based on your limited operating history as discussed in your response to our comments regarding the valuation of your common stock. Given these factors, tell us why you are not deferring all subscription revenue until the return rights lapse.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
May 7, 2007

Based on our analysis of our returns and chargebacks, we do not believe we currently need to maintain an allowance for returns and chargebacks. Returns are defined as returns of our product that are returned within the first 30 days of initial delivery of our product. During the twelve months ended December 31, 2006, returns were $29,637 (0.76% of revenue) This percentage and the impact on revenue is actually much less after taking into account the effect on deferred revenue. We have determined that our estimated allowance for returns is $0, due to the immaterial impact of returns. We have a rigorous process in place to monitor our returns and are continually evaluating the need for a reserve on the initial sales of our product.

A chargeback occurs primarily in the second license year after a customer is automatically charged for a renewal license and subsequently, within 30 days of renewal, decides not to continue using the license or the credit card processed for renewal is no longer valid. Our third party processor of renewal sales is usually notified within 30 days by a customer that they no longer wish to license our product. At this point, the third party processor immediately deducts amounts due to us as a result of any chargeback during the preceding 30 day period and submits a net payment to us on a monthly basis. As a result, a majority of chargebacks occur within 30 days of the rebilling event and are recorded prior to closing the previous month’s accounting records. Our revenue is deferred until the month subsequent to the renewal date and 1/12 of revenue is recognized in the first month. As the table illustrates below, the impact on revenue on a month over month basis is nominal. We have determined that our estimated allowance for chargebacks is $0, due to the immaterial impact of chargebacks. However, we continue to regularly evaluate the impact chargebacks have on our revenue and the need to record an estimated allowance for chargebacks.

			Chargebacks as a %
			of preceding months
	Rebilling Income	Rebilling Chargebacks	rebilling
Totals	3,327,349.23	787,239.38	23.7%
	Average Monthly Rebilling Income		277,279.10
	Estimated Monthly Chargeback (23.7%)		65,603.28
	GAAP Revenue impact (1/12th of monthly chargeback)		5,466.94

We record as deferred revenues amounts processed by the third party processor, reduced by chargebacks or returns. Deferred revenue is recognized ratably over a 12 month period in accordance with SOP No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. Specifically, we recognize revenues from our CyberDefender Anti-Spyware 2006 product when all of the following conditions for revenue recognition are met:

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
May 7, 2007

i.	persuasive evidence of an arrangement exists,

ii.	the product or service has been delivered,

iii.	the fee is fixed or determinable, and

iv.	collection of the resulting receivable is reasonably assured.

Our revenues contain multiple element arrangements where “vendor specific objective evidence” (VSOE) does not exist for one or more of the elements. The arrangement is in substance a subscription and the entire fee and any associated cost of revenue is recognized ratably over the term of the arrangement according to the guidance in SOP 97-2 paragraph 49.

Based on our analysis and our methods for processing and identifying returns and chargebacks, we do not believe it is currently necessary to reserve against returns and chargebacks. As mentioned earlier, we are continually evaluating this area to ensure that our revenue is not overstated for a given period.

10.    Please refer to prior comment 25. As previously requested, describe to us the nature of the positive and negative evidence you considered and explain how that evidence was weighted in determining that your deferred tax assets were realizable as [of] December 31, 2005. As part of your response, provide us with the cumulative pre-tax results over the three-year period ending December 31, 2005. If cumulative losses existed at this date, describe how you overcame this significant negative evidence that is characterized in paragraph 103 of SFAS 109 as “difficult to overcome.” Also, reconcile your characterization of your business for purposes of determining the fair value of your common stock at December 31, 2005 with your analysis of these deferred tax assets. Refer to your response to prior comment number 27 and paragraphs 20 through 25 of SFAS 109.

At December 31, 2005, the deferred tax asset was primarily a result of the remaining balance of our net operating loss carryforward, net of deferred revenue, which at December 31, 2005 was $1,988,500. We anticipated taxable income on a going forward basis as we believed sales would continue to increase during 2006 and our deferred revenues would be recognized for tax purposes.

As a result of our decision to redirect our capital resources to software development, rather than marketing, our sales volume declined. This resulted in our net operating loss increasing during fiscal 2006. During the first quarter of 2006 our management believed that our taxable income would increase, rather than decrease.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
May 7, 2007

The table below illustrates the cumulative pre-tax result for the period August 23, 2003 to December 31, 2005.

Cumulative Pre-Tax Results
August 2003 - December 2005

December 2003	$(225,481)
December 2004	(3,650,606)
December 2005	1,131,705
Cumulative Pre-Tax Results	$(2,744,382)

As of December 31, 2005, we did not believe it was necessary to perform a formal valuation of our company based on the fact that there was no planned option issuance nor a completed private placement or offering of equity securities. However, in looking back we have made a determination that the value of our common stock at December 31, 2005 was between $0.70 and $0.85 per share. Our estimated valuation was based on the following factors and assumptions:

1.
Although we had completed a profitable 2005 with over 100% growth in our revenues from 2004 and had expectations that we would continue this success and would market and sell our existing products in 2006, we were uncertain how the existing product direction and strategy would impact our ability to raise additional capital.

2.
Our valuation was impacted by our profitable 2005 and our belief that this trend would continue. As of December 31, 2005, we believed that our success in marketing and selling our software would not be impacted by further development of our software.

3.
During 2005 and early 2006 we placed $1,175,000 of convertible debentures that would be converted at a discount to our market price if we completed a reverse merger and became a publicly traded entity. Our valuation assumes that the convertible debt holders valued our company in a range of $7-8.5 million or $0.70-$0.85 per share.

11.    Please refer to prior comment 26. Please continue to provide us with updates to the information requested in prior comment number 26 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
May 7, 2007

The schedule below lists all equity related transactions entered into subsequent to our filing of the second amendment to the Registration Statement.
CyberDefender Corporation
Schedule of Equity and Options issued
For the period March 30, 2007 - May 5, 2007
			Number of
			options or	Exercise	Fair value of
			equity issued	price or	underlying
Type of	Date of		(post split	conversion	shares of
Issuance	Grant/Issuance Description/name of option or equity holder	Reason for grant or equity related issuance	basis)	price	common stock
Warrants	3/23/07 Pierce Diversified Strategy Master Fund	Security Interest Modification issuance	29,619	$1.00	$1.00
Warrants	3/23/07 Bushido Capital Master Fund, L.P.	Security Interest Modification issuance	29,619	$1.00	$1.00
Warrants	3/23/07 Camofi Master	Security Interest Modification issuance	46,248	$1.00	$1.00
Warrants	3/23/07 Brian & Christine Boyle	Security Interest Modification issuance	4,625	$1.00	$1.00
Warrants	3/23/07 Michael Debaecke	Security Interest Modification issuance	4,625	$1.00	$1.00
Warrants	3/23/07 Richardo Salas	Security Interest Modification issuance	4,625	$1.00	$1.00
Warrants	3/23/07 Garret Goggin	Security Interest Modification issuance	4,625	$1.00	$1.00
Warrants	3/23/07 Robert Goggin	Security Interest Modification issuance	9,250	$1.00	$1.00
Warrants	3/23/07 William Santora	Security Interest Modification issuance	4,625	$1.00	$1.00
Warrants	3/23/07 Commercial Construction Management, Inc.	Security Interest Modification issuance	2,312	$1.00	$1.00
Warrants	3/23/07 Richardson & Patel, LLP	Security Interest Modification issuance	2,891	$1.00	$1.00
Warrants	3/23/07 Robert O'Dell	Security Interest Modification issuance	2,312	$1.00	$1.00
Warrants	3/23/07 Walter W Buckley III	Security Interest Modification issuance	4,625	$1.00	$1.00
Warrants	4/4/07 Leo J. Carlin	Warrants issued in connection with OID Financing	25,000	$1.20	$1.00
Warrants	4/5/07 Michael Debaecke	Warrants issued in connection with OID Financing	62,500	$1.20	$1.00
Warrants	4/6/07 Catherine A. Gill Preston and Christopher J. Preston	Warrants issued in connection with OID Financing	12,500	$1.20	$1.00
Warrants	4/11/07 James J. Bruder Jr.	Warrants issued in connection with OID Financing	25,000	$1.20	$1.00
Warrants	4/19/07 Robert D. Odell	Warrants issued in connection with OID Financing	25,000	$1.20	$1.00
Warrants	4/20/07 William F. Hosten	Warrants issued in connection with OID Financing	12,500	$1.20	$1.00
Common Stock	4/24/07 ARC Investment Partners, LLC	Share Transfer	(737,986)	$-	$1.00
Common Stock	4/24/07 Adam Roseman	Share Transfer	120,983	$-	$1.00
Common Stock	4/24/07 Wilshire Investments	Share Transfer	169,374	$-	$1.00
Common Stock	4/24/07 Nia Chloe Enterprises, LLC	Share Transfer	96,785	$-	$1.00
Common Stock	4/24/07 Younes & Sorarya Nazarian Revocable Trust	Share Transfer	24,196	$-	$1.00
Common Stock	4/24/07 David & Angella Nazarian Family Trust	Share Transfer	24,196	$-	$1.00
Common Stock	4/24/07 Sam Nazarian Trust	Share Transfer	24,196	$-	$1.00
Common Stock	4/24/07 Tony Bobulinski	Share Transfer	24,196	$-	$1.00
Common Stock	4/24/07 Michael Kurdziel	Share Transfer	24,196	$-	$1.00
Common Stock	4/24/07 Steven Magami	Share Transfer	24,196	$-	$1.00
Common Stock	4/24/07 Attleboro Partners, LLC	Share Transfer	72,589	$-	$1.00
Common Stock	4/24/07 Jeff Seabold	Share Transfer	24,196	$-	$1.00
Common Stock	4/24/07 FP Ventures, LLC	Share Transfer	24,196	$-	$1.00
Common Stock	4/24/07 GPS Partners LLC	Share Transfer	12,098	$-	$1.00
Common Stock	4/24/07 Safire Partners	Share Transfer	48,393	$-	$1.00
Common Stock	4/24/07 Paul Makarechian	Share Transfer	24,196	$-	$1.00
Options	4/24/07 Ivan Ivankovich	Option grant to consultant	120,000	$1.00	$1.00

12.    Please refer to prior comment 27. Revise your registration statement to provide the disclosures in paragraph 182 of the AICPA Practice Aid because you have not obtained any contemporaneous valuations performed by unrelated parties. You should consider, at a minimum, including the information that you have provided in your responses in this revised disclosure. When using conversion prices as a basis for fair value, you should also include a discussion of the relationship between those prices and the fair values that addresses the reasons for the differences between the two amounts and the effect of the potential variability embedded in the conversion prices. In addition, your disclosures should provide a robust discussion of the reasons for the change in fair value from $0.01 to $1.00. We may have further comment upon reviewing these disclosures and your response.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
May 7, 2007

We have revised the disclosure as you requested. Please see page 20

13.    As previously requested, provide us with the estimated price range for your stock and reconcile and explain the differences between the mid-point of the range and the fair values asserted in the analysis provided in response to prior comment number 27. We may have further comment regarding your valuation upon reviewing this information.

We have determined the estimated price range of our stock to be between $1.00 and $1.25 per share. Since September 12, 2006, the date on which we raised capital through an equity-linked debt security, we have made significant progress in the development of our CyberDefenderFree 2.0 product and have distributed over 300,000 units of the software. As a result, we are confident in our business model and the ability to generate significant revenue as our installed base continues to grow. As such we believe that the value of our common stock deserves an increase from the $1.00 share price set on September 12, 2006.

In making this response to your comments, the Company acknowledges that:

(1) it is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
May 7, 2007

Please do not hesitate to contact the undersigned with any additional comments you may have.

Very truly yours,

CYBERDEFENDER CORPORATION

By:	/s/ Gary Guseinov
Gary Guseinov, Chief Executive Officer

cc:	Megan Akst, Mark Kronforst and Maryse Mills-Apenteng